

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

Ram Venkat
Chief Financial Officer
Elegance Spirits, Inc.
8500 Wilshire Blvd, suite 700B
Beverly Hills, CA 90211

> **Re: Elegance Spirits, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 2, 2018**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 2, 2018**
> **File No. 024-10879**

Dear Mr. Venkat:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed August 2, 2018

Preliminary Offering Circular Cover Page, page 3

1. We note the disclosure regarding the duration of the offering on the cover page and on page 27. Given the open nature of the duration, it appears that the offering may extend beyond three years. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Financial Statements
Notes to Financial Statements
Note 1 - Summary of Organization and Significant Accounting Policies
Organization, page 58

2.   We note you present your financial statements as of March 14, 2018. Please confirm that your fiscal year end is March 14 or clearly disclose your fiscal year end date.

Note 9 - Subsequent Events, page 61

3.   We note your disclosure that on March 20, 2018, the Board of Directors authorized a 10 for 1 stock split to the voting common stock shareholders of record on March 14, 2018. Please revise your financial statements and disclosures throughout the filing to give retroactive effect to the stock split or tell us why it is not required. Refer to ASC 505-10-S99-4 (SAB Topic 4:C.)

Index to Exhibits, page 62

4.   We note your statement on page 29 that you entered into an agreement for purchase of the intellectual property of Elegance Vodka brand.   Additionally, we note the disclosure on page 30 that you have a manufacturing agreement in place with Australian Boutique Spirits Pty Ltd.   Please file your purchase agreement for the intellectual property of Elegance Vodka and the manufacturing agreement with Australian Boutique Spirits Pty Ltd as exhibits. Refer to Item 17.6 of Form 1-A. In this regard, please disclose the material terms of the agreements in your offering circular.

5.   We note the "reserve shares now" section on your website. Additionally, we note the statement that Elegance Vodka is testing the waters to gauge market interest. Please file your testing the waters materials as exhibits. Refer to Item 17.13 of Form 1-A.

6.   We note your disclosure on page 45 that the right of first refusal is defined in the company's bylaws; however, the bylaws you have filed as exhibits contain no right of refusal provision. Please revise or advise.

7.   We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws and discuss the enforceability of this provision. In this regard, please include disclosure about this provision in the offering circular. We also note the exclusive forum provision in this agreement. Please also include disclosure about the exclusive forum provision in the offering circular.

Ram Venkat
Elegance Spirits, Inc.
August 24, 2018
Page 3

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Raj Rajan at 202-551-3388 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Jillian Sidoti